SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In June 2025:

(X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

( ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.						CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury
Initial Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				145,127,655
ADR		Common				0,00
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Common	Direct with company	Delivery of restricted shares	03	353,743	13.91	4,920,565.13
Shares	Common	Direct with company	Delivery of restricted shares	30	127	12.22	1,551.94
Shares	Common	Santander Corretora	Purchase	02	1,808,250	13.9179	25,167,002.37
Shares	Common	Santander Corretora	Purchase	04	2,240,809	14.0754	31,540,269.20
Shares	Common	Santander Corretora	Purchase	06	2,841,849	14.0124	39,821,250.34
Shares	Common	Santander Corretora	Purchase	09	1,808,534	13.9430	25,216,431.22
Shares	Common	Santander Corretora	Purchase	11	2,342,845	13.8127	32,361,111.45
Shares	Common	Santander Corretora	Purchase	13	2,917,235	13.6630	39,858,216.74
Shares	Common	Santander Corretora	Purchase	16	2,136,184	13.6757	29,213,866.79
Shares	Common	Santander Corretora	Purchase	18	2,256,501	13.4694	30,393,690.74
Shares	Common	Santander Corretora	Purchase	20	1,328,072	13.4474	17,859,094.75
Shares	Common	Santander Corretora	Purchase	23	1,165,011	13.5550	15,791,738.48
Shares	Common	Santander Corretora	Purchase	25	3,809,893	13.1839	50,229,349.75

Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				169,428,968
ADR		Common				0

(1)	When filling in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others,

(3)	Quantity multiplied by price,

(*)	Each ADR is equivalent to 1 (one) share,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer